Exhibit 99.1

SFL Announces Filing of $100 Million At the Market Program

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) announced today that it has filed a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) in connection with an “at the market” offering program (the “Program”) pursuant to which the Company may sell up to $100 million of its common shares, par value $0.01 per share.

The Company believes it has a strong balance sheet with more than $200 million in available liquidity at the end of the first quarter of 2020.  The Program, which is effective for up to approximately 36 months, may be utilized at the Company’s discretion from time to time.  The Company is not obliged to offer and sell any of its common shares under the Program.  The Company intends to use the net proceeds from the Program, if any, for general corporate purposes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering has been filed with the SEC on the date hereof. Copies of the prospectus and prospectus supplement relating to the offering may be obtained from BTIG, LLC, Attention: ATM Trading Desk, 65 East 55th Street, New York, NY 10022, or by telephone at +1 212 593 7555 or by email at btigusatmtrading@btig.com

May 13, 2020

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Investor and Analyst Contacts:
Aksel Olesen, Chief Financial Officer, SFL Management AS
+47 23 11 40 36
André Reppen, Senior Vice President & Chief Treasurer, SFL Management AS
+47 23 11 40 55

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, SFL Management AS
+47 23 11 40 11

About SFL
SFL Corporation Ltd. (NYSE: SFL) has a unique track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company’s fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore assets, and SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.